PRUDENTIAL INVESTMENT PORTFOLIOS 3
Prudential Real Assets Fund

AMENDMENT TO SUBADVISORY AGREEMENT

Amendment to Subadvisory Agreement made this 12th day of February, 2018, between PGIM Investments LLC (the Manager) and Quantitative Management Associates LLC (QMA);

WHEREAS, the Manager and QMA have mutually agreed to revise Section 4 of the Subadvisory Agreement in order to update certain language, and Schedule A of the Subadvisory Agreement, in order to amend the subadvisory fee rate pursuant to which the Manager compensates QMA for the services provided by QMA to the Prudential Real Assets Fund under the Subadvisory Agreement.

NOW THEREFORE, the parties mutually agree as follows:

1. Section 4 of the Subadvisory Agreement is hereby updated to read as follows:

4. The Subadviser shall not be liable for any error of judgment or for any loss suffered by the Fund or the Manager in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the Subadviser’s part in the performance of its duties or from its reckless disregard of its obligations and duties under this Agreement; provided, however, that nothing in this Agreement shall be deemed to waive any rights the Manager or the Fund may have against the Subadviser under applicable law. The Manager shall indemnify the Subadviser, its affiliated persons, its officers, directors and employees, for any liability and expenses, including reasonable attorneys’ fees, which may be sustained as a result of the Manager’s willful misfeasance, bad faith, gross negligence or reckless disregard of its duties hereunder or violation of applicable law including, without limitation, the 1940 Act and federal and state securities laws. The Subadviser shall indemnify the Manager, its affiliated persons, its officers, directors and employees, for any liability and expenses, including reasonable attorneys’ fees, which may be sustained as a result of the Subadviser’s willful misfeasance, bad faith, gross negligence or reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the 1940 Act and federal and state securities laws.

2. Management Services. As compensation for any Management Services provided by Quantitative Management Associates LLC (QMA), PGIM Investments LLC (the Manager) will pay QMA an advisory fee on the net asset value of the portion of the Fund’s portfolio that is managed by QMA that is equal, on an annualized basis, to the following:

Fund Name	Advisory Fee
Prudential Real Assets Fund	0.15% of average daily net assets (Fee applies only to the assets attributable to the Gold/Defensive asset class)
0.25% of average daily net assets (Fee applies only to the assets attributable to the Commodities asset class)

Additional Services. As compensation for the asset allocation services provided by QMA with respect to the entire Fund, the Manager will pay QMA an advisory fee on the net asset value of the entire Fund that is equal, on an annualized basis, to the following:

Fund Name	Advisory Fee
Prudential Real Assets Fund	0.175% of average daily net assets of the entire Fund

3. The Subadvisory Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PGIM INVESTMENTS LLC

By: /s/ Scott E. Benjamin
Scott E. Benjamin, Executive Vice President

QUANTITATIVE MANAGEMENT ASSOCIATES LLC

By: /s/ Kathleen M. Barabas